January 13, 2015

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SignPath Pharma, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Last Filed December 24, 2014
File No. 333-198110

Dear Mr. Riedler:

As counsel to SignPath Pharma, Inc., we have filed Amendment No. 6 to the above registration statement to include Executive Compensation for 2014, as well as to otherwise update certain information.

If you have any questions, please do not hesitate to contact the undersigned at (646) 428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:           /s/  Elliot H. Lutzker
Elliot H. Lutzker, Partner
EHL/afb